Exhibit 99.1

    ASAT Holdings Limited Appoints Henry C. Montgomery to Board of Directors


    HONG KONG and PLEASANTON, Calif., June 21, 2004 -- ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test, today announced the appointment of Henry C. Montgomery as an independent director to the board of directors effective immediately. Mr. Montgomery will serve on the compensation committee and as the chairman of the audit committee.

    "Henry's extensive finance and senior-level management experience will be a valuable addition to our board," said Arnold Chavkin, chairman of ASAT's board of directors. "He will serve as our designated 'audit committee financial expert' and in that capacity will provide strong leadership and valuable expertise in corporate accounting and finance to the audit committee. We look forward to the opportunity to work with an individual of Henry's caliber."

    Mr. Montgomery has more than 40 years of finance and management experience and is currently the chairman of Montgomery Professional Services Corporation, a management services and financial consulting firm. Previously, Mr. Montgomery held senior-level management positions at various technology companies including Spectrian Corporation, Pinnacle Micro, Inc., SyQuest Technology, Inc., Trilogy Limited, WordStar International Corporation, Saga Corporation, Memorex Corporation, and Fairchild Camera and Instrument Corporation. He also held positions at McKinsey & Company and Arthur Andersen & Company.

    In addition, Mr. Montgomery currently serves on the board of directors of three publicly traded companies, including chairman of the board and chairman of the audit committee for Catalyst Semiconductor, Inc.; director and chairman of the audit committee and a member of the compensation committee for Swift Energy Company; and director and chairman of the audit committee for Quick Logic Corporation. Mr. Montgomery holds a bachelor's degree in economics from Miami University in Oxford, Ohio.


    About ASAT Holdings Limited

    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information visit www.asat.com.


    This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. More information on potential factors that could affect the Company's results is included in the Company's most recent filings with the Securities and Exchange Commission.


     For further information, please contact:

     Connie Bordanaro
     Marketing Communications Manager
     ASAT Inc.
     925-398-0431
     connie_bordanaro@asat.com